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                                                                     EXHIBIT 4.1

                                     AMENDED
                           CERTIFICATE OF DESIGNATIONS

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             ORIGINAL CERTIFICATE OF DESIGNATIONS FILED MAY 6, 2003

                              WASTE SERVICES, INC.

                       AMENDED CERTIFICATE OF DESIGNATIONS
                           OF THE POWERS, PREFERENCES
            AND OTHER SPECIAL RIGHTS OF THE SERIES A PREFERRED STOCK
                             AND THE QUALIFICATIONS,
                      LIMITATIONS AND RESTRICTIONS THEREOF

                         Pursuant to Section 242 of the
                General Corporation Law of the State of Delaware

      Waste Services, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that, pursuant to the authority vested in the board of directors of the Corporation (the "Board of Directors") by its Certificate of Incorporation, (hereinafter referred to as the "Certificate of Incorporation"), and pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, the Board of Directors has duly approved and adopted the following resolution (the "Resolution"):

      WHEREAS, pursuant to the authority vested in the Board of Directors by the Certificate of Incorporation, the Board of Directors previously created, authorized and provided for the issue of Preferred Stock, par value $0.01 per share, with an initial base amount of $1,000.00 per share (the "Base Amount"), consisting of 100,000 shares;

      WHEREAS, the Board of Directors and holders of more than 50% of the outstanding shares of Preferred Stock have approved an amendment and restatement of the powers, preferences, and other special rights and the qualifications, limitations and restrictions of the Preferred Stock;

      RESOLVED, that, all of the amended powers, preferences, and other special rights and the qualifications, limitations and restrictions of the Preferred Stock are as set forth in the Certificate of Incorporation and in this Resolution as follows:

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      1.    Designation and Amount. There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation a class of preferred stock designated as the "Series A Preferred Stock" and hereinafter called the "Preferred Stock". The number of shares constituting such class shall equal 100,000.

      2.    Dividends.

            (a) Base Dividends. The holders of Preferred Stock shall be entitled to receive out of funds legally available therefor cumulative cash dividends at the rate of 17.75% per annum of the sum of (i) the Base Amount (as such Base Amount shall be appropriately adjusted for any stock dividend, stock split, reclassification, recapitalization, consolidation or similar event affecting the Preferred Stock) plus (ii) all accumulated and unpaid dividends (as of the relevant compounding date) plus (iii) the Incremental Amount (as defined in Section 5(d)), if any. The Preferred Stock dividends shall be compounded quarterly and accrue quarterly in arrears, based on the actual number of days elapsed in such period, from and including the Issue Date to and including the first to occur of (i) the date on which the Liquidation Preference is paid to the holder of such Preferred Stock in connection with the liquidation of the Corporation or the redemption of such Preferred Stock or (ii) the date on which such Preferred Stock is otherwise acquired by the Corporation or no longer outstanding. The Board of Directors may fix a record date for the determination of holders of Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof (in accordance with the terms of this Section 2). Such dividends will accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The Corporation shall not pay dividends on or make any other distribution on Junior Stock (other than any dividend or distribution payable solely in Junior Stock) until all accrued but unpaid dividends on the Preferred Stock have been declared and fully paid or irrevocably set apart for payment. If at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Preferred Stock, such payment shall be distributed pro rata among the holders thereof based on the aggregate accrued but unpaid dividends on the shares of Preferred Stock held by each such holder.

            (b) Additional Dividends. After all accrued but unpaid dividends on the Preferred Stock have been declared and paid or set apart pursuant to
Section 2(a), if the Board of Directors shall elect to declare additional dividends on the Common Stock (whether payable in cash, securities or other property) other than dividends payable solely in shares of Common Stock, such additional dividends shall be paid in equal amounts per share on all shares of the Preferred Stock and the Common Stock, but with all holders of Preferred Stock treated (for purposes of this determination) as if they held

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a number of shares of Common Stock equal to the Liquidation Preference divided by the Applicable Amount.

            (c) Withholding. The Corporation shall be authorized to deduct and withhold any withholding taxes actually imposed under the Internal Revenue Code of 1986, as amended, or any applicable provision of state, local or foreign tax law, and any amounts so deducted and withheld shall be treated as distributed by the Corporation to the holders of the Preferred Stock in accordance with the terms hereof, provided, however, that (i) no such withholding or deduction shall be made in respect of any shares of Preferred Stock unless the Corporation provides written notice to the holder of such shares at least 10 days prior to such deduction and withholding and (ii) no such withholding or deduction shall be made to the extent the holder of such shares demonstrates, in a manner reasonably satisfactory to the Corporation, that no such deduction and withholding is required or that deduction and withholding is permitted at a reduced rate.

      3. Liquidation Preference. Upon any liquidation, dissolution or winding up of the affairs of the Corporation (a "Liquidation Event"), no distribution shall be made to the holders of any Junior Stock unless, prior to the first such distribution, the holders of the Preferred Stock shall have received consideration of an amount per share equal to the greater of (i) the Liquidation Preference per share on the date of payment, or (ii) the amount the holders of Preferred Stock would receive if they held a number of shares of Common Stock equal to the Liquidation Preference divided by the Applicable Amount. If the assets distributable in any such event to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full Liquidation Preference to which they may be entitled, such assets shall be distributed ratably among the holders of the Preferred Stock and all Parity Stock in proportion to the full Liquidation Preference of the Preferred Stock and the liquidation preference of such Parity Stock that each such holder would otherwise be entitled to receive. For the avoidance of doubt, neither a Company Sale nor a Change of Control shall be deemed to be a Liquidation Event for purposes of this Section 3.

      4.    Redemption.

            (a) Final Redemption. On the date that is the twelfth anniversary of the Original Issue Date of the shares of Preferred Stock (the "Final Redemption Date"), the Corporation shall redeem for cash out of funds legally available therefor all of the Preferred Stock held by each holder for a price per share equal to the Liquidation Preference.

            (b) Optional Redemption. Until the third anniversary of any Issue Date, subject to the limitations set forth in Section 6.15 of the Subscription Agreement

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and applicable law, the Corporation may at its option (except as otherwise provided in Section 5(c)) redeem for cash out of funds legally available therefor all or a portion of the Preferred Stock held by each holder for a price per share equal to the Liquidation Preference (any such partial redemption to be effected pro rata according to the number of shares held by each holder of Preferred Stock); provided, however, that for purposes of this sentence, the Liquidation Preference shall be calculated using the third anniversary of such Issue Date as the relevant date of determination and assuming no cash dividends were paid (other than cash dividends that were actually declared and paid). After the third anniversary of any Issue Date and prior to the occurrence of a Change of Control, the Corporation may redeem for cash out of funds legally available therefor all or a portion of the Preferred Stock held by each holder for a price per share equal to the Liquidation Preference (any such partial redemption to be effected pro rata according to the number of shares held by each holder of Preferred Stock). Notwithstanding anything herein to the contrary, the Corporation shall not redeem less than all of the Preferred Stock pursuant to this Section 4(b) if as a result of any such redemption less than 5,000 shares of Preferred Stock would be outstanding.

            (c) Change of Control Offer to Redeem. Upon the occurrence of a Change of Control, the Corporation shall (unless the Corporation prior to or contemporaneously with such Change of Control redeems all of the Preferred Stock pursuant to Section 4(b) hereof) make an offer to redeem for cash out of funds legally available therefor all of the Preferred Stock held by each holder for a price per share equal to the Liquidation Preference multiplied by 101.0%.

            (d) Mechanics of Redemption. In the case of a redemption pursuant to Section 4(a) or (b), the Corporation shall give written notice to each holder of Preferred Stock at least 20 days and no more than 60 days prior to the scheduled Redemption Date, stating that it will redeem Preferred Stock as provided herein, such notice to be addressed to each holder of Preferred Stock at the address as it appears on the stock transfer books of the Corporation and to specify the Redemption Date and the number of shares to be redeemed. In the case of a redemption pursuant to Section 4(c), the Corporation shall, to the extent practicable, give written notice to each holder of Preferred Stock at least 20 days and no more than 60 days prior to the Change of Control, stating that it will redeem Preferred Stock as provided herein if the holders of the Preferred Stock elect to have their Preferred Stock redeemed as provided herein, such notice to be addressed to each holder of Preferred Stock at the address as it appears on the stock transfer books of the Corporation and to specify the Redemption Date and the number of shares to be redeemed. Any notice of redemption by the Corporation under Section 4(b) or 4(c) may be contingent upon a Change of Control. Each holder of outstanding shares of Preferred Stock may elect to have its shares redeemed upon a Change of Control in accordance with
Section 4(c) above if the election of such holder is delivered to the Corporation (and not revoked) in the 20 day period following the giving

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of the notice by the Corporation described in the immediately preceding sentence. On or after the Redemption Date, unless postponed or waived as provided below, each holder of Preferred Stock shall surrender a certificate or certificates representing the number of shares of the Preferred Stock to be redeemed as stated in the notice provided by the Corporation. Notwithstanding the foregoing, in the case of a redemption pursuant to Section 4(a) above, upon written request from the Corporation, the holders of a Majority of the Preferred Stock to which any Final Redemption Date applies shall have the right to postpone such Final Redemption Date or waive (on a pro rata basis ) the obligation of the Corporation to redeem all or part of the Preferred Stock on such Final Redemption Date, by written notice given to the Corporation.

            (e) Available Funds. For the purpose of determining whether funds are legally available for a redemption of Preferred Stock as provided herein, the Corporation shall value its assets in accordance with applicable law and shall revalue its assets at a higher amount to the extent reasonable and appropriate if permitted by such applicable law for such purpose. If on any Redemption Date funds of the Corporation legally available therefor shall be insufficient to redeem all the Preferred Stock required to be redeemed as provided herein, funds to the extent legally available shall be used for such purpose and the Corporation shall effect such redemption pro rata according to the number of shares held by each holder of Preferred Stock. The redemption requirements provided hereby shall be continuous, so that if on any Redemption Date such requirements shall not be fully discharged, without further action by any holder of Preferred Stock funds legally available shall be applied therefor until such requirements are fully discharged.

      5.    Voting; Company Sale.

            (a) Directors. Subject to Section 8, the holders of the Preferred Stock who are Kelso Parties or their Affiliates shall have the exclusive right, voting together as a single class without regard to series, to elect two directors of the Corporation as follows: (i) one director for so long as 5,000 or more shares of Preferred Stock are owned by the Kelso Parties or their Affiliates and (ii) a second director for so long as 25,000 or more shares of Preferred Stock are owned by the Kelso Parties or their Affiliates. The holders of the Preferred Stock, voting together as a single class without regard to series, shall cause the first and the second director, as applicable, to resign from the Board of Directors if, subsequent to their respective appointments, the number of shares of Preferred Stock owned by the Kelso Parties or their Affiliates falls below 25,000 in the case of the second director, or 5,000 in the case of the first director.

            (b) Approvals. Without the consent of the holders of a Majority of the Preferred Stock, voting separately as a single class without regard to series, in person or

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by proxy, either in writing without a meeting or at a special or annual meeting of stockholders, the Corporation shall not, and shall not permit any Subsidiary to:

            (i) alter or change the powers, rights or preferences of the Preferred Stock; increase or decrease the number of authorized shares or the par value of the Preferred Stock; reclassify any Junior Stock or Parity Stock into Senior Stock; authorize, create or issue any class or series of Senior Stock (including Acquired Senior Stock), or any securities directly or indirectly convertible into or exchangeable for any Senior Stock; or amend or repeal any provision of, or add any provision to, the Corporation's Certificate of Incorporation or By-Laws in a manner that could reasonably be expected to affect adversely the powers, rights or preferences of the Preferred Stock, provided, however, that the issuance of any Parity Stock or Junior Stock, without otherwise altering or modifying the terms of the Preferred Stock, will not be deemed to affect adversely the powers, rights or preferences of the Preferred Stock;

            (ii) except in connection with the Migration, apply any of the Corporation's assets to the redemption, retirement, purchase, repurchase or other acquisition, directly or indirectly, through subsidiaries or otherwise, of any capital stock or Options or Convertible Securities in excess of $100,000 in any 12 month period;

            (iii) create, incur, assume, guarantee or otherwise become directly or indirectly liable for Indebtedness (including Acquired Indebtedness), after the Original Issue Date, other than Permitted Indebtedness, if at such time or as a result thereof the Debt Leverage Ratio exceeds or would exceed 4.00:1; provided, however, from and after such time as consolidated EBITDA for the preceding four fiscal quarters exceeds $75 million for at least two consecutive quarters, such Debt Leverage Ratio shall automatically increase to 4.50:1;

            (iv) authorize, create, issue, assume, guarantee or otherwise become directly or indirectly liable for or obligated in respect of Parity Stock (including Acquired Parity Stock) or any securities directly or indirectly convertible into or exchangeable for any Parity Stock, after the Original Issue Date, other than Permitted Parity Stock, if at such time or as a result thereof the Preferred Leverage Ratio exceeds or would exceed 5.50:1; provided, however, from and after such time as consolidated EBITDA for the preceding four fiscal quarters exceeds $75 million for at least two consecutive quarters, such Preferred Leverage Ratio shall automatically increase to 6.50:1; provided, further, that to the extent (i) EBITDA is being calculated on a pro forma basis for a proposed acquisition for purposes of the immediately preceding proviso,
(ii) the Corporation can demonstrate that financial data is not reasonably available and cannot reasonably be obtained for more than the preceding four fiscal quarters with respect to the pro forma portion of such EBITDA, and (iii) the requisite financial data is available for the preceding four fiscal quarters to calculate the pro forma portion of such EBITDA (such

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four quarters of the pro rata portion, the "Applicable Pro Forma EBITDA"), then the Applicable Pro Forma EBITDA may be added to the EBITDA otherwise calculated for purposes of the immediately preceding proviso and the test set forth in the immediately preceding proviso shall be applied for one quarter rather than two consecutive quarters;

            (v) enter into any transaction or series of related transactions with any Affiliate of the Corporation other than a Wholly-Owned Subsidiary involving payments by or to the Corporation or any of its Affiliates in excess of $100,000 in any 12 month period, other than employment agreements, grants of stock options or other equity compensation or other employee benefits, in each case in the ordinary course of business, and other than the transactions described on the attachment entitled "Schedule A", which is attached hereto;

            (vi) enter into any other line of business other than businesses substantially similar or related to the Corporation's and its Subsidiaries' existing businesses; or

            (vii) liquidate, dissolve or wind up, voluntarily or involuntarily, or appoint a liquidator, trustee or receiver for, the Corporation.

            (c) Company Sale. Subject to Section 8, if the Preferred Stock has not been fully redeemed by the sixth anniversary of the Original Issue Date, in order to generate the funds required to redeem the Preferred Stock, the holders of a Majority of the Preferred Stock shall have the right to request that the Board of Directors initiate a Sale Process. If a Company Sale has not occurred between the Original Issue Date and the sixth anniversary of the Original Issue Date, holders of a Majority of the Preferred Stock may, at any time following such sixth anniversary of the Original Issue Date, notify the Corporation in writing that they wish the Corporation to initiate a Sale Process (such notice, a "Sale Notice"). After receipt of a Sale Notice, the Board of Directors and the Corporation shall initiate a Sale Process as soon as practicable. The Board of Directors and the Corporation shall, subject to applicable securities laws and confidentiality obligations, consult regularly and in good faith with the Kelso Parties regarding the status of the Sale Process, but the Kelso Parties shall have no right to participate in or otherwise approve any aspect of the Sale Process other than participating in the Sale Process as a potential purchaser to the extent permitted by the Board of Directors. The Corporation shall use its reasonable best efforts to consummate a Company Sale and redeem all outstanding Preferred Stock pursuant to Section 4(b) by a date 8 months subsequent to the date on which a Sale Notice was delivered to the Corporation (such subsequent date, the "Sale Date"). Holders of a Majority of the Preferred Stock may waive, delay or extend the obligations set forth in this Section 5(c) in writing. The Corporation shall not be required to consummate a Company Sale if and only to the extent that, the Board of Directors of the Corporation determines in good

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faith (after consultation with outside legal counsel) that consummation of a
Company Sale, in light of the circumstances existing at such time and the terms of this Certificate of Designations, would be inconsistent with its fiduciary duties under applicable law; provided, however, that this sentence shall not be deemed to limit in any way the Corporation's other obligations set forth in this
Section 5(c); provided, further, however, that, for the avoidance of doubt, any failure to consummate a Company Sale and redeem all outstanding Preferred Stock in accordance with the terms of this Section 5(c) pursuant to the "fiduciary out" set forth in this sentence or for any other reason shall constitute a failure to comply with the Corporation's material obligations for purposes of
Section 5(d) and shall give rise to the payment obligations set forth therein. Notwithstanding the foregoing and anything to the contrary in Section 5(d)(i) below, if the Board of Directors conducts the Sale Process and thereafter determines in good faith that any Company Sale resulting from such Sale Process would not yield proceeds sufficient to repay all outstanding Notes and all indebtedness under the Amended and Restated Credit Agreement as in effect on the date hereof (it being agreed that the required amount of sufficient proceeds shall not be greater than $320 million), the Board of Directors may delay the Sale Date to the earliest to occur of (a) the final maturity of such Notes, (b) the date on which such Notes and such indebtedness under the Amended and Restated Credit Agreement as in effect on the date hereof are repaid, repurchased, redeemed, defeased, discharged or otherwise satisfied, or (c) a Company Sale.

            (d)   Damages.

            (i) Notwithstanding anything herein to the contrary (including, without limitation, Section 4(b)), if the Corporation does not for any reason comply with any of its material obligations set forth in Section 5(c), upon written notice from holders of a Majority of the Preferred Stock, the Corporation shall be obligated to pay, and all outstanding Preferred Stock shall become due and payable on the first anniversary of the Sale Date (the "Sale Redemption Date") for, an amount equal to the Liquidation Preference per share as of the date of payment multiplied by 1.20 (the "Increased Amount"). Such amount shall become due and payable upon delivery of such notice by wire transfer of immediately available funds to accounts indicated in written instructions from the respective holders of the Preferred Stock.

            (ii) Notwithstanding anything herein to the contrary (including, without limitation, Section 4(b)), if the Corporation does not for any reason comply with any of its material obligations set forth in Sections 5(a) or (b) and does not cure any such failure to comply within 30 days of delivery of written notice from holders of a Majority of the Preferred Stock, the Liquidation Preference per share shall be increased by an amount equal to the Liquidation Preference per share immediately prior to such adjustment multiplied by .20 (the amount of such increase in the Liquidation Preference, the "Incremental Amount"). For the avoidance of doubt, the Corporation may redeem

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any shares of Preferred Stock pursuant to Section 4(b) hereof at any time prior to the Sale Redemption Date without any premium thereon except to the extent set forth in Section 4(b).

            (iii) Notwithstanding anything herein to the contrary (including, without limitation, Section 4(b)), if the Company Sale is delayed pursuant to the last sentence of Section 5(c) above, the Corporation shall be obligated to pay, and all outstanding Preferred Stock shall become due and payable at the Increased Amount on the first anniversary of the date on which the Sale Date would have occurred but for the last sentence of Section 5(c); provided, however, that the Corporation shall not be required to pay such amount until such delayed Sale Date, at which time the Increased Amount shall be paid by wire transfer of immediately available funds to accounts indicated in written instructions from the respective holders of the Preferred Stock.

            (e) Compliance Certificates; Notice of Default. Within 45 days following the end of each fiscal year (and if the Corporation has incurred or otherwise become obligated with respect to any Indebtedness other than borrowings in the ordinary course of business consistent with past practice under a revolving credit facility or issued or otherwise become obligated with respect to any Parity Stock during any fiscal quarter, within 45 days following the end of such fiscal quarter), the Corporation shall deliver to the holders of a Majority of the Preferred Stock a certificate, signed by the Chief Financial Officer and the principal accounting officer of the Corporation, in form reasonably satisfactory to the holders of a Majority of the Preferred Stock, stating that since the Original Issue Date there has been no breach or default of, or failure to perform any of the Corporation's obligations under, this Certificate of Designations, together with all calculations, in reasonable detail, necessary to make such determination (including, without limitation, calculations regarding compliance with Sections 5(b)(iii) and (iv)). The Corporation shall deliver to the holders of a Majority of the Preferred Stock written notice of any breach or default of, or failure to perform any of the Corporation's obligations under, this Certificate of Designations within 3 business days of the date on which an officer of the Corporation obtains knowledge thereof.

            (f) Migration Failure. Notwithstanding anything herein to the contrary, if the Migration has not been consummated on or before the Migration Outside Date (as defined in the Subscription Agreement), other than as a result of an Excusing Event (as defined in the Subscription Agreement), the dividend rate applicable to the Preferred Stock then in effect shall be increased by 1.00% to 18.75% from and after such date, and shall thereafter be similarly increased by an additional 1.00% on the last day of each month thereafter during which such Migration shall not have been consummated; provided, however, that in no event shall the dividend rate be increased by more than 12%; provided, further, that the dividend rate shall be reduced to 17.75% for all periods from and after the date of reduction upon the consummation of the Migration. For the

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avoidance of doubt, any dividends accrued during any period that the dividend rate shall have been increased pursuant to the immediately preceding sentence shall not thereafter be reduced regardless of whether the dividend rate shall be reduced pursuant to the last proviso of the immediately preceding sentence. A Majority of the Preferred Stock may waive, delay or extend the obligations set forth in this Section 5(f) in writing.

      6. No Reissuance of Preferred Stock. No share or shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and, upon such event, all such shares shall resume the status of authorized but unissued shares of preferred stock.

      7. Register. The Corporation shall keep a register of the holders of shares of Preferred Stock.

      8. Transfer. The Kelso Parties shall not transfer any shares of Preferred Stock other than to an Affiliate of a Kelso Party or to the
Corporation: (i) unless the Corporation provides its prior written consent, not to be unreasonably withheld or delayed; and (ii) until the third anniversary of the Original Issue Date, if, as a result of such transfer, the Kelso Parties would hold in the aggregate less than a Majority of the Preferred Stock, provided, however, that the Corporation may waive the transfer restriction in this clause (ii) in writing. No holder of Preferred Stock other than the Kelso Parties shall have the right, unless the Corporation otherwise agrees in writing, to appoint directors pursuant to Section 5(a) or to participate in any request that the Corporation initiate a Sale Process pursuant to Section 5(c); provided, however, that if any such holder of Preferred Stock that is not a Kelso Party is not entitled to the foregoing right to appoint directors pursuant to this sentence, the shares of Preferred Stock held by such holder shall be entitled to vote on all matters together with the Common Stock on the basis of one vote per share.

      9. Amendment and Waiver. Upon written request of the Corporation, the holders of a Majority of the Preferred Stock in their sole discretion may amend, waive, delay or extend in writing any provision of this Certificate of Designations to the extent permitted by applicable law. The foregoing rights to amend, waive, delay or extend shall be in addition to any such rights otherwise set forth in this Certificate of Designations or pursuant to applicable law.

      10. Mergers, Consolidations. In case of any consolidation or merger of the Corporation with or into another entity, the Corporation shall require the surviving entity to assume all of the agreements and obligations of the Corporation hereunder. This Section 10 shall similarly apply to successive consolidations or mergers.

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      11.   Definitions. As used in this Certificate of Designations, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires:

      "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary, (ii) assumed in connection with the acquisition of assets from such Person or (iii) existing at the time such Person is merged, consolidated, amalgamated or otherwise combined with the Corporation. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person, the date the acquired Person becomes a Subsidiary or the date of any such merger, consolidation, amalgamation or other combination. Acquired Indebtedness shall exclude Indebtedness assumed by the Corporation or any Subsidiary in connection with and as a direct result of the Migration.

      "Acquired Parity Stock" means Parity Stock (i) existing at the time any Person becomes a Subsidiary or (ii) existing at the time any Person is merged, consolidated, amalgamated or otherwise combined with the Corporation. Acquired Parity Stock shall be deemed to be issued on the date the acquired Person becomes a Subsidiary or the date of any such merger, consolidation, amalgamation or other combination.

      "Acquired Senior Stock" means Senior Stock (i) existing at the time any Person becomes a Subsidiary or (ii) existing at the time any Person is merged, consolidated, amalgamated or otherwise combined with the Corporation. Acquired Senior Stock shall be deemed to be issued on the date the acquired Person becomes a Subsidiary or the date of any such merger, consolidation, amalgamation or other combination.

      "Affiliate" of a Person means a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first Person.

      "Amended and Restated Credit Agreement" means that certain Amended and Restated Credit Agreement, dated as of April 30, 2004, and as amended, restated, amended and restated, supplemented or otherwise modified from time to time, between Capital Environmental Resource, Inc., the Corporation, the several banks and other financial institutions or entities from time to time parties thereto, Lehman Brothers Inc., as exclusive advisor, sole lead arranger and sole bookrunner, and Lehman Commercial Paper Inc., as administrative agent, which provides for aggregate term and revolving borrowings of $160 million and amends and restates the Existing Bank Credit Agreement; provided, however, that the amount of indebtedness under the Amended and Restated Credit Agreement that the Board of Directors would need to consider in its determination regarding the required amount of proceeds from any Company Sale

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pursuant to the last sentence of Section 5(c) shall be reduced by any actual repayments of such indebtedness following the date hereof (other than repayments of the revolving credit facility in the ordinary course of business that do not involve any reduction of the commitments thereunder).

      "Applicable Amount" means $3.93; provided, however, that if the Corporation subdivides, combines or reclassifies any class of Common Stock or undertakes any similar event with respect to any Common Stock, the Applicable Amount will be proportionately reduced or increased or adjusted on a proportionate basis, it being understood that the intent of any such adjustment would be to preserve the relative per share equivalency of the shares of Common Stock and Preferred Stock that exists on the Original Issue Date for purposes of computing the dividend rights under Section 2 hereof and the liquidation rights under Section 3 hereof.

      "Bank Credit Facility" means a reasonably customary senior bank credit facility (i) under which all of the lenders share pro rata in a first priority lien in substantially all of the assets of the Corporation and its Subsidiaries (provided, however, that the security interests reflected in the Amended and Restated Credit Agreement as in effect on April 30, 2004 shall be deemed to be consistent with the pro rata sharing requirement in this clause (i)), (ii) which is comprised of a revolving credit facility, an amortizing term loan, additional borrowings under a customary revolving credit facility (including under letter of credit facilities, swing line facilities and bankers acceptance facilities) and any combination of the foregoing, and (iii) which does not include, without limitation, any Securities Offering; provided, however, that (a) participation by one or more Persons that are not banks shall not by itself prevent any such facility from being a Bank Credit Facility and (b) if customary bank promissory notes are issued to the lenders under such facility such issuance shall not by itself prevent such facility from being a Bank Credit Facility.

      "Change of Control" means any of the following events: (i) the merger or consolidation of the Corporation with or into another Person or the merger or consolidation of another Person with or into the Corporation, or the sale of all or substantially all of the Corporation's assets to another Person, other than a transaction following which (A) in the case of a merger or consolidation, holders of the securities that represented 100% of the combined voting power of the outstanding voting securities of the Corporation immediately prior to such transaction and any series of related transactions own at least 51% of the voting power of the outstanding securities generally entitled to vote of the surviving person in such merger or consolidation immediately after such transaction and any series of related transactions or (B) in the case of a sale of assets transaction, the transferee Person becomes a Wholly-Owned Subsidiary of either the Corporation, a Wholly-Owned Subsidiary of the Corporation, or a combination of the Corporation and its Wholly-Owned Subsidiaries; (ii) the acquisition by any Person or

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

group of Persons, acting jointly or otherwise in concert, other than the Permitted Holders, of legal or beneficial ownership of 30% or more of the outstanding shares of Common Stock of the Corporation; or (iii) during any 12-month period, individuals who at the beginning of such period constituted the Board of Directors, including directors appointed pursuant to Section 5(a), (together with any new directors whose election by the Board of Directors or whose nominations for election by the Corporation's stockholders were approved by a vote of a majority of the directors who either were directors at the beginning of such period or whose election or nomination was previously so approved) cease for any reason to constitute a majority of the Board of Directors. Notwithstanding the foregoing, the Migration and the transactions entered into in connection therewith shall not constitute or give rise to a Change of Control.

      "Committed Amount" means $320,000,000, as such amount may be reduced from time to time as provided in clause (ii) of the definition of Permitted Indebtedness.

      "Common Stock" means the common stock, par value $0.01 per share, of the Corporation together with any other class or series of common stock, whether voting or non-voting, of the Corporation issued after the Original Issue Date.

      "Company Sale" means a sale, conveyance or other disposition of the Corporation, whether by merger, consolidation, sale of all or substantially all of the Corporation's assets or sale of capital stock, including any issuance or transfer of capital stock of the Corporation to any Person. Notwithstanding the foregoing, the Migration and the transactions entered into in connection therewith shall not constitute or give rise to a Company Sale.

      "Convertible Securities" means any evidences of indebtedness, shares of capital stock (other than Common Stock) or other securities convertible into or exchangeable for, directly or indirectly, shares of Common Stock.

      "Debt Leverage Ratio" means, on any day, the ratio of (a) Indebtedness of the Corporation and its Subsidiaries on a consolidated basis as of the date of determination, to (b) EBITDA of the Corporation and its Subsidiaries on a consolidated basis for the preceding four fiscal quarters most recently ended. For the avoidance of doubt, Permitted Indebtedness shall not be excluded from Indebtedness for purposes of calculating this Debt Leverage Ratio or otherwise.

      "Disqualified Stock" means any class of capital stock or series of preferred stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise (a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (b) is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part (other than as a result of a Change of Control), or (c) is convertible or exchangeable at the option of the holder thereof for Indebtedness or Disqualified Stock, on or prior to, in the case of clause (a), (b) or (c), the Final Redemption Date.

      "EBITDA" means, for any period, an amount calculated on a consolidated basis for the Corporation and its Subsidiaries, equal to (a) the sum of net income for such period determined in accordance with GAAP, plus the following to the extent deducted in computing net income for such period: (i) the provision for taxes based on income or profits or utilized in computing net loss, (ii) interest expense, (iii) depreciation, (iv) amortization of intangibles, (v) any extraordinary non-cash loss (vi) any loss in respect of foreign currency, (vii) any loss from the sale of fixed assets and (vii) any non-cash charge for management compensation expense, minus (b) (i) any extraordinary non-cash gain
(ii) any gain in respect of foreign currency, (iii) any gain from the sale of fixed assets and (iv) any non-cash gain for management compensation expense, in each case to the extent added in computing net income for such period. EBITDA shall be calculated on a pro forma basis for acquisitions and divestitures in accordance with GAAP and Regulation S-X promulgated by the Securities and Exchange Commission, including cost savings to the extent permitted to be included by GAAP and Regulation S-X. From the Original Issue Date until the date 12 months following the commencement of operations of the JED Landfill, EBITDA shall be increased by the JED Landfill Adjustment.

      "Existing Bank Credit Agreement" means that certain Credit Agreement, dated as of December 31, 2003, among Capital Environmental Resource, Inc., the Corporation, Lehman Brothers Inc., as sole lead arranger and sole bookrunner, CIBC Inc., as Syndication Agent and Lehman Commercial Paper Inc., as Administrative Agent.

      "GAAP" means U.S. generally accepted accounting principles applied on a consistent basis.

      "Indebtedness" means, with respect to any Person, at any date, without duplication, (i) all obligations of such Person for borrowed money, including, without limitation, all principal, interest, premiums, fees, expenses, overdrafts and penalties with respect thereto, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person to pay the deferred purchase price of any property or services, except trade payables incurred in the ordinary course of business, (iv) all obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument, (v) all obligations of such Person as lessee which are required to be capitalized in accordance with GAAP and (vi) all Indebtedness of any other Person of the type referred to in clauses (i) to (v) above directly or indirectly guaranteed by such Person or secured by any assets of such Person. Notwithstanding anything herein to the contrary, Indebtedness shall not include
(i) the Preferred Stock or any Junior Stock, Parity Stock or Senior Stock,

(ii) Indebtedness of the Corporation to Wholly-Owned Subsidiaries of the Corporation and Indebtedness of Wholly-Owned Subsidiaries of the Corporation to the Corporation or to other Wholly-Owned Subsidiaries of the Corporation, (iii) the obligations of the Corporation or any Subsidiary in respect of undrawn letters of credit supporting post-closure obligations, or (iv) undrawn and unfunded surety bonds or performance bonds, undrawn letters of credit supporting such surety bonds or performance bonds and undrawn letters of credit supporting municipal service contracts. In addition to the forgoing, but without duplication, Indebtedness shall include for all purposes the Committed Amount, whether or not such amount is outstanding.

      "Issue Date" means (i) the Original Issue Date for shares of Preferred Stock that are issued on such date, and (ii) such later date on which shares of Preferred Stock are issued after the Original Issue Date.

      "JED EBITDA" means the aggregate EBITDA generated by the operation of the JED Landfill since the date of commencement of operations at the JED Landfill, as determined by management of the Corporation and reasonably acceptable to holders of a Majority of the Preferred Stock.

      "JED Landfill" means the Omni Landfill (as such term is defined in the Subscription Agreement).

      "JED Landfill Adjustment" means an amount equal to the difference between
(A) the JED EBITDA, multiplied by a fraction equal to (i) 365 divided by (ii) the number of days that at any relevant date of determination will have elapsed since the JED Landfill commenced operations, less (B) the JED EBITDA. Notwithstanding the foregoing, prior to March 31, 2004, for purposes of determining whether the Corporation is permitted to issue Parity Stock without obtaining the approval required pursuant to Section 5(b)(iv), JED Landfill Adjustment means the greater of (i) the amount calculated pursuant to the first sentence of this definition, and (ii) $12,000,000 or, if the transaction specified in that certain letter, dated the Original Issue Date, from the Corporation to KIA VI and KEP VI and referencing this defined term has been consummated at such time, $17,000,000.

      "Junior Stock" means any class of capital stock or series of preferred stock, whether presently outstanding or hereafter issued, other than Parity Stock or Senior Stock.

      "Kelso Parties" means KIA VI, KEP VI and their respective Affiliates.

      "KEP VI" means KEP VI, LLC, a Delaware limited liability company.

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

      "KIA VI" means Kelso Investment Associates VI, L.P., a Delaware limited partnership.

      "Liquidation Preference" of any share of Preferred Stock means the sum of $1,000 (as such amount shall be appropriately adjusted for any stock dividend, stock split, reclassification, recapitalization, consolidation or similar event affecting such Preferred Stock) plus the amount of any accrued but unpaid dividends on such share as of any date of determination.

      "Majority of the Preferred Stock" means more than 50% of the outstanding shares of Preferred Stock.

      "Migration" shall have the meaning given to such term in the Subscription Agreement.

      "Notes" means up to $160,000,000 in aggregate principal amount of the Corporation's 9 l/2% Senior Subordinated Notes due 2014 issued on April 30, 2004, and any notes issued in exchange therefor and any guarantees of the foregoing (in each case, pursuant to the indenture governing such Notes as in effect on April 30, 2004).

      "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      "Options" means rights, options or warrants to subscribe for, purchase or otherwise acquire, directly or indirectly, shares of Common Stock, including, without limitation, Convertible Securities.

      "Original Issue Date" means the first date on which any share of Preferred Stock is issued by the Corporation under this Certificate of Designations. For the avoidance of doubt, Original Issue Date with respect to any shares of Preferred Stock outstanding as of April 30, 2004 shall mean May 6, 2003.

      "Parity Stock" means any class of capital stock or series of preferred stock hereafter created by the Board of Directors (i) that is not Disqualified Stock and (ii) the terms of which expressly provide that such class or series shall rank on a parity with the Preferred Stock as to the payment of dividends or the distribution of assets.

      "Parity Stock Obligations" means the aggregate liquidation preference plus all accrued and unpaid dividends, interest and other obligations of the Corporation and its Subsidiaries pursuant to the terms of any Parity Stock.

      "Permitted Holders" means (a) David Sutherland-Yoest (in this definition, the "Primary Permitted Holder"); (b) the spouse of the Primary Permitted Holder (including any widow or widower); (c) any lineal descendant of the Primary Permitted Holder (treating for this purpose, any legally adopted descendant as a lineal descendant); (d) the estate of any Person listed in clauses (a) to (c);
(e) any trust primarily for the benefit of the lineal descendants of the Primary Permitted Holder, spouses of such lineal descendants, the Primary Permitted Holder himself, or his spouse; (f) the Kelso Parties and their Affiliates; and
(g) any and all corporations during such time as they are directly or indirectly controlled by any one or more of the foregoing.

      "Permitted Indebtedness" means: (i) Indebtedness incurred by the Corporation and its Subsidiaries under the Amended and Restated Credit Agreement (such agreement, as amended to the date hereof, and as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time); provided, however, that if the Amended and Restated Credit Agreement is amended, restated, supplemented or otherwise modified in a manner such that it no longer meets the definition of a Bank Credit Facility, such amendment, restatement, supplement or other modification shall be considered a refinancing of the Amended and Restated Credit Agreement for purposes of subsection (ii) of this definition and the proviso therein; (ii) Indebtedness to the extent incurred by the Corporation and its Subsidiaries to refinance and replace the Amended and Restated Credit Agreement; provided, however, that, to the extent any Bank Credit Facility (including, without limitation, the Amended and Restated Credit Agreement) is replaced by Indebtedness that is not incurred under a Bank Credit Facility ("Non-Bank Indebtedness"), the amount of such Non-Bank Indebtedness shall, for purposes of its initial incurrence, be considered Permitted Indebtedness, but any refinancing of such Non-Bank Indebtedness (and any refinancing thereof) shall not thereafter be considered Permitted Indebtedness under this clause (ii) (and the Committed Amount shall thereafter be reduced to the extent such Non-Bank Indebtedness is incurred to replace or refinance Indebtedness under a Bank Credit Facility); (iii) the Notes and Indebtedness to the extent incurred by the Corporation and its Subsidiaries to refinance and replace the Notes (and any refinancing thereof); and (iv) additional Indebtedness of the Corporation and its Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any one time outstanding. Notwithstanding anything herein to the contrary, the amount of Permitted Indebtedness under clauses (i), (ii) and (iii) shall not exceed, in the aggregate, the Committed Amount.

      "Permitted Parity Stock" means Parity Stock to the extent applied to redeem the Preferred Stock.

      "Person" means an individual, partnership, limited partnership, limited liability company, unlimited liability company, corporation, trust, unincorporated organization, government, governmental agency or governmental subdivision or similar entity.

      "Preferred Leverage Ratio" means, on any day, the ratio of (a) Indebtedness plus Senior Stock Obligations plus Parity Stock Obligations of the Corporation and its Subsidiaries on a consolidated basis as of the date of determination, to (b) EBITDA of the Corporation and its Subsidiaries on a consolidated basis for the preceding four fiscal quarters most recently ended. For the avoidance of doubt, Permitted Indebtedness and Permitted Parity Stock shall not be excluded from Indebtedness and Parity Stock Obligations, respectively, for purposes of calculating this Preferred Leverage Ratio or otherwise.

      "Redemption Date" means, with respect to any shares of Preferred Stock, the date on which the Corporation redeems such shares of Preferred Stock.

      "Sale Process" means a process reasonably designed to solicit for the benefit of the Corporation and all of its stockholders offers from third parties who wish to acquire the Corporation or its assets in a transaction that would constitute a Company Sale, it being understood that, notwithstanding anything herein to the contrary, such process shall include the engagement of investment bankers or other financial advisors and the provision of access to personnel and information in a manner that is customary for such transactions, unless a Majority of the Preferred Stock otherwise agrees.

      "Securities Offering" means any Indebtedness consisting of bonds, debentures, notes (other than customary bank promissory notes under a Bank Credit Facility) or other similar debt securities issued in a public offering or a private placement.

      "Senior Debt" means Indebtedness (i) incurred under the Amended and Restated Credit Agreement, (ii) represented by the Notes and (iii) any refinancings of Indebtedness incurred pursuant to clauses (i) and (ii).

      "Senior Stock" means any class of capital stock or series of preferred stock hereafter created by the Board of Directors (i) that is Disqualified Stock or (ii) the terms of which expressly provide that such class or series shall rank senior to the Preferred Stock as to the payment of dividends or the distribution of assets.

      "Senior Stock Obligations" means the aggregate liquidation preference plus all accrued and unpaid dividends, interest and other obligations of the Corporation and its Subsidiaries pursuant to the terms of any Senior Stock.

      "Subscription Agreement" means the Preferred Subscription Agreement, dated as of May 6, 2003, among the Corporation, Capital Environmental Resource Inc., KIA VI and KEP VI.

      "Subsidiary" means (i) a corporation of which 50% or more of the combined voting power of the outstanding voting capital stock is owned, directly or indirectly, by the Corporation, by one or more Subsidiaries, or by the Corporation and one or more Subsidiaries, (ii) a partnership of which the Corporation, one or more Subsidiaries, or the Corporation and one or more Subsidiaries, directly or indirectly, is the general partner and/or has the power to direct the policies, management and affairs of such partnership or
(iii) any other Person in which the Corporation, one or more Subsidiaries, or the Corporation and one or more Subsidiaries, directly or indirectly, has at least a 50% interest and/or power to direct the policies, management and affairs thereof.

      "U.S. Dollar Equivalent" means, as of the date of any determination, the equivalent amount in U.S. Dollars based on the rate quoted by Bank of America or the agent bank under a Bank Credit Facility of the Corporation at the time for the purchase of U.S. Dollars in accordance with its customary procedures at 10:30 a.m. (New York time) on the date of determination.

      "Wholly-Owned Subsidiary" of a Person means any Subsidiary of such Person of which securities or other ownership interests representing 100% of the equity and 100% of the ordinary voting power (or 100% of the general partnership or membership interests) are, at the time any determination is being made, owned by such Person or one or more Wholly-Owned Subsidiaries of such Person or by such Person and one or more Wholly-Owned Subsidiaries of such Person.

      12. Subordination. In the event the Corporation becomes subject to a case, proceeding or other action described in Sections 8(f)(i) or (ii) of the Amended and Restated Credit Agreement as in effect on April 30, 2004 or in the event of a Change of Control, then:

            (a) (i) holders of Senior Debt will be entitled after such event to receive payment in full in cash of all Obligations and other amounts owing in respect of such Senior Debt before the holders of Preferred Stock will be entitled to receive (after such event) any distribution or other payment, whether in cash, securities or other property (collectively, a "Distribution", it being understood and agreed that a Distribution shall not be deemed to include any distribution of additional shares of Preferred Stock or of any other equity securities that are subject to at least equivalent subordination provisions as set forth herein or any accrual or increase in the dividend rate or Liquidation Preference applicable to the Preferred Stock or the dividend rate or liquidation preference applicable to such other equity securities) in respect of the Preferred Stock; (ii) the Corporation may not acquire from any holder of Preferred Stock any shares of Preferred Stock for cash or property after such event until all Obligations and other amounts owing in respect of Senior Debt have been paid in full in cash; and (iii) until all Obligations and other amounts owing in respect of Senior Debt are paid in full in cash, any Distribution to which any holder of Preferred Stock would be entitled in respect of the Preferred Stock but for this Section 12(a) after such event will be made to the administrative agent for the benefit of the holders of such Senior Debt (together with any other trustee, agent or representative appointed by the holders of Senior Debt, the "Representative"), it being understood and agreed that the Corporation shall, concurrently with such payment to the Representative, acknowledge its ongoing obligations to the holders of the Preferred Stock in respect of such payment;

            (b) in the event of a Company Sale or in the event the Preferred Stock becomes due and payable pursuant to Section 5(d)(i) hereof, the Corporation shall not make any Distribution in respect of the Preferred Stock and may not acquire from any holder of Preferred Stock any shares of Preferred Stock for cash or other property unless such Distribution or such acquisition is permitted under the governing documents of the Senior Debt at the time of the proposed Distribution or acquisition (provided, that in such event the obligation to make such Distribution or acquisition shall continue in force and shall be satisfied as soon as it is no longer prohibited by the governing documents of the Senior Debt), it being acknowledged, for the avoidance of doubt, that the foregoing shall not prohibit or limit in any manner the immediate increase in the Liquidation Preference applicable to the Preferred Stock under Section 5(d)(i) hereof upon the occurrence of the events described therein; and

            (c) in the event that any holder of Preferred Stock receives any Distribution in respect of the Preferred Stock at a time when such Distribution is prohibited under Sections 12(a) or 12(b) hereof, such Distribution will be held by such holder of Preferred Stock in trust for the benefit of, and will be promptly paid over and delivered to, the Representative for the benefit of the holders of Senior Debt, it being understood and agreed that the Corporation shall be deemed, concurrently with such payment and delivery to the Representative to have acknowledged its ongoing obligation to the holders of the Preferred Stock in respect of such payment.

The provisions of this Section 12 shall not be amended or modified without the prior written consent of the Representative who shall be entitled to enforce the provisions of this section directly against the holders of the Preferred Stock. Notwithstanding anything herein to the contrary, the Representative and the holders of Senior Debt shall take reasonable efforts to enforce their rights and collect their Indebtedness against Capital Environmental Resources Inc. and each of its Subsidiaries and any other borrower under the Amended and Restated Credit Agreement prior to or simultaneously with enforcing the rights set forth in this
Section 12 against the holders of the Preferred Stock. Each holder of Preferred Stock shall, by accepting ownership of such Preferred Stock, agree to be bound by the provisions of this Section 12.

                   REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

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IN WITNESS WHEREOF, the Corporation has caused this Amended Certificate of
Designations to be signed by the undersigned this 30th day of April, 2004.

                              WASTE SERVICES, INC.

                              By: /S/ IVAN R. CAIRNS
                                  -----------------------------------------
                              Name: Ivan R. Cairns
                              Title: Executive Vice President, General
                              Counsel and Secretary

         Schedule A - Section 5(b)(v) of the Certificate of Designations

                             Affiliate Transactions

Entering into the following transactions with the entities listed below, to the extent that such entities are, or may become, Affiliates of the Corporation:

1. The purchase of legal and other consultancy services from Durkin & Durkin by the Corporation in the ordinary course of business.

2. To the extent approved by the Board of Directors of the Corporation, entering into contractual arrangements, including placement agent agreements, with Sanders, Morris Harris Inc. ("SMH") and the payment of fees to SMH by the Corporation, and the purchase of financial advisory and other consultancy services from SMH by the Corporation.

3. To the extent approved by the Board of Directors of the Corporation, entering into arrangements referred to in that certain letter dated May 6, 2003 from the Corporation to KIA VI and KEP VI and referencing this Schedule A.